Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

28th February 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited (the "Company")

We enclose for your information a notification dated 28th February 2003 in respect of the Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

S:\Win\PR-Announcement\PRelease\DFIH\DFIH-corrs.doc\8

Full Text Announcement

Company	Dairy Farm International Hldgs Ltd
TIDM	DFI
Headline	Circ re. Tender Offer
Released	09:06 28 Feb 2003
Number	1124I

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

CIRCULAR TO SHAREHOLDERS – TENDER OFFER

Dairy Farm International Holdings Limited announces that a Circular to shareholders dated 27th February 2003 in respect of its Tender Offer to repurchase its ordinary shares has been posted to shareholders on Thursday, 27th February 2003, and is available on the Company's website at www.dairyfarmgroup.com.

A copy of the above circular has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

28th February 2003

www.dairyfarmgroup.com

END